Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Yunji Holding Limited	Hong Kong
Yunji Hongkong Limited	Hong Kong
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	PRC
Zhejiang Jiyuan Network Technology Co., Ltd.	PRC
Zhejiang Youji Supply Chain Management Co., Ltd.	PRC
Wuhan Yunteng Logistics Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Yunji Sharing Technology Co., Ltd.	PRC
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entities	Place of Incorporation
Zhejiang Jishang Network Technology Co., Ltd.	PRC
Zhejiang Jishang Preferred E-Commerce Co., Ltd.	PRC